SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE 4.423-12, of October 17, 2012, transcribed below, regarding the news reported in the newspaper O Estado de São Paulo of October 17, 2012, we herby clarify to shareholders and the market in general, that the values mentioned in this article refer to values estimated by capital markets analysts.

The Management of Eletrobras is analyzing the effects of the Provisory Measures 579 on its Consolidated Financial Statements. It is not possible at this point to adequately measure its effects to its full extent and with the necessary caution.

“GAE 4.423-12
October 17, 2012

Centrais Elétricas Brasileiras S.A. - Eletrobras
Investor Relations Officer
Mr. Armando Casado de Araújo

Dear Sirs,

The article published in the newspaper O Estado de São Paulo, on October 17, 2012, stated, among other information, that, Eletrobras expects that the renewal of the concessions for hydroelectric power plants in accordance with provisional measure (MP) 579, would lead to a decrease between R$8 billion and R$9 billion in revenues from the state-owned companies Furnas, Eletronorte and Chesf.

We request clarification on such news, until October 18, 2012, as well as any other information you consider important.

This request falls within the scope of the cooperation agreement, signed by the CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the supervisor of relationships with companies – SEP of the CVM, in accordance with the provisions of CVM Instruction No. 452/07.

Sincerely

Nelson Barroso Ortega
Department of on-going relations with issuers
BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros
Fone: (011) 2565-6063 / 2565-7222

c.c. CVM - Comissão de Valores Mobiliários
                 Sr. Fernando Soares Vieira - Superintendent of relationships with companies
                 Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, October 23, 2012

     Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.